Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

February 20, 2026

CONFIDENTIAL

VIA EDGAR

Irene Barberena

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Carnival Corporation
Amendment No. 1 to Registration Statement on Form S-4
CIK No. 0000815097

Irene Barberena:

On behalf of our client, Carnival Corporation, a Panama corporation (the “Company”), we hereby submit in electronic form Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), together with Exhibits, on the date hereof. The Amendment is marked to indicate changes from the Registration Statement filed with the Securities and Exchange Commission on January 27, 2026.

If you have any questions regarding the Registration Statement, please do not hesitate to contact the undersigned at (212) 373-3025, Laura Turano at (212) 373-3659 or Luke Jennings at (212) 373-3591.

Sincerely,

/s/ John C. Kennedy

John C. Kennedy

cc:	Enrique Miguez

Carnival Corporation

Laura C. Turano

Luke Jennings

Paul, Weiss, Rifkind, Wharton & Garrison LLP